MINTZ LEVIN

Daniel T. Kajunski | 617 348 1715 | dkajunski@mintz.com	One Financial Center Boston, MA 02111 617-542-6000 617-542-2241 fax www.mintz.com

May 2, 2006

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Orchid Cellmark Inc.

Form 8-K

Filed April 7, 2006

File No. 000-30267

Ladies and Gentlemen:

On behalf of our client Orchid Cellmark Inc. (the “Company”), we have set forth below the Company’s responses to the Securities and Exchange Commission’s (the “SEC”) comments to the Company’s Current Report on Form 8-K filed on April 7, 2006 (the “Form 8-K”) given by letter (the “Comment Letter”) dated April 12, 2006 from Mark K. Brunhofer, Staff Accountant. The responses are numbered to correspond to the comments set forth in the Comment Letter, which, for convenience have been incorporated into the response letter. We will deliver one courtesy copy of this response letter to Mark K. Brunhofer of the Staff.

Item 4.02

1.	Comment: Please explain to us your purchase accounting for the escrowed shares in your acquisition of Lifecodes Corporation in 2001. In addition please explain how you reflected the escrowed shares in your earnings per share computations since your acquisition. Please reference the authoritative literature you relied upon to support your initial accounting

Response: The purchase accounting for the escrow shares relating to the Company’s December 2001 acquisition of Lifecodes Corporation (“Lifecodes”) was accounted for under the guidance of APB Opinion No.16. In accordance with paragraph 78 of APB Opinion No. 16, “Consideration that is … held in escrow pending the outcome of the contingency shall be disclosed but not recorded as a liability or shown as outstanding securities unless the outcome of the contingency is determinable beyond a reasonable doubt.” As of the closing of the acquisition of Lifecodes, the Company was not aware that any of the representations or warranties made by Lifecodes in the acquisition agreement were incorrect or inaccurate so as to permit the Company to make a claim against the shares of its common stock being held in escrow (the “Escrow Shares”). Accordingly, the Company believed, due to the nature of such representations and

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

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Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

Securities and Exchange Commission

May 2, 2006

warranties, that the outcome of the contingency represented by the Escrow Shares was determinable beyond a reasonable doubt. Therefore, the value of the Escrow Shares was included as a component of the purchase price for the acquisition of Lifecodes in December of 2001.

The Company included the Escrow Shares in its determination of basic weighted average shares outstanding for all periods since the December 5, 2001 acquisition date. The Company believes that it had determined beyond a reasonable doubt, as described in the above paragraph, that such Escrow Shares would ultimately be issued to the selling shareholders. Accordingly, the requirements of SFAS 128 were met to include these shares in the Company’s basic weighted average share calculation.

2.	Comment: Please explain to us how you initially accounted for the settlement of escrow claims in the second quarter of 2005 and how you reflected this settlement in your June 30, 2005 and September 30, 2005 Forms 10-Q, as originally filed. In your response, please indicate how you treated the returned shares for your earnings per share computations.

Response: Because of inadequate communication within the Company, the Company did not record or disclose the receipt by the Company of 163,259 of the Escrow Shares following the May 31, 2005 settlement of claims against the Escrow Shares. Furthermore, the Company was notified by its stock transfer agent in March of 2006, in connection with a response to an audit confirmation that these Escrow Shares were returned to the Company. After some internal review, it was determined that the Company should have accounted for the return of these escrow shares during the second quarter of 2005. Accordingly, the Company announced in its April 7, 2006 Form 8-K filing that it will restate its consolidated financial statements contained in its Quarterly Reports on Form 10-Q for the quarters ended June 30 and September 30, 2005 to properly reflect the receipt of these Escrow Shares in the appropriate period.

The consolidated financial statements included in the Company’s Quarterly Reports on Form 10-Q for the Quarters ended June 30, 2005 and September 30, 2005, as originally filed, did not reflect the effect of the receipt of the 163,259 Escrow Shares in the earnings per share computations. These shares were previously deemed outstanding in the weighted average shares outstanding computation for the respective periods. As part of the restatement, the Company will reflect the receipt of these 163,259 Escrow Shares as a receipt of treasury shares and reduce its weighted average shares outstanding computation by that number of shares from May 31, 2005 through the end of each period presented.

3.	Comment: Please explain to us the basis for your anticipated accounting for this escrow settlement as identified in this Form 8-K filing. Please reference the authoritative literature you rely upon to support your position.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

Securities and Exchange Commission

May 2, 2006

Response: For purposes of accounting for this transaction, the Company considered the pre-acquisition contingency literature contained in paragraph 40 of SFAS No.141 as well as the December 11, 2003 SEC speech given by Randolph Green that addressed the topic of Settlement of Litigation Over the Purchase Price.

After considering the provisions of paragraph 40 of SFAS No. 141, the Company does not believe these matters arose from the Lifecodes business combination and accordingly, do not qualify as pre-acquisition contingencies. As discussed in Mr. Green’s speech, the Company then looked to determine whether they had evidence that any of the claims settled had a “direct link” to the purchase price.

The total number of Escrow Shares set aside in the Lifecodes transaction totaled 282,951 shares (it should be noted that all share references in this paragraph have been adjusted for the Company’s March 31, 2004 one for five reverse stock split). As part of the December 2001 escrow agreement, 75,000 of the Escrow Shares were specifically identified and included in the escrow account in connection with the representations by certain stockholders of Lifecodes that a $700,000 escrow receivable, relating to a transaction between Lifecodes and another entity entered into before the Company’s acquisition of Lifecodes, was fully collectible. Included in the May 31, 2005 ultimate settlement of the Escrow Shares was a $235,000 claim that related directly to this escrow receivable which was covered by the 75,000 shares. Accordingly, the Company believes that this portion of the May 31, 2005 settlement does have a “direct link” to the purchase price as it was separately identified in the original acquisition and escrow agreements. However, during 2002 the Company determined that the escrow receivable was not collectible and wrote-off the escrow receivable as part of their decision to dispose of certain assets of the business. Accordingly, the settlement of this particular claim in May 2005 should be accounted for in the income statement since the Company had previously written off the related escrow receivable. The Company believes that this accounting is consistent with Mr. Green’s speech that “adjustments of this nature be reflected in a manner that is consistent with the original purchase allocation and subsequent reporting.”

Therefore, based on the above determinations, the Company believes that the accounting for the settlement of the 163,259 Escrow Shares should be accounted for at the fair market value of the Company’s common stock at the settlement date, in a manner consistent with gain contingencies covered by SFAS No. 5. The settlement resulted in the Company receiving 163,259 of the Escrow Shares in full satisfaction of its claims. These shares will be valued at the Company’s May 31, 2005 closing stock price of $9.72 resulting in a total value for such shares of $1,587,000. The Company will reflect the gain in other income in its June 30, 2005 restated quarterly financial results.

4.	Comment: Please explain to us how your intended restatement impacts your initial assessment of the effectiveness of disclosure controls and procedures in each of your June 30, 2005 and September 30, 2005 Forms 10-Q. In addition, please explain to us the anticipated impact of the intended restatements on your assessment as of December 31, 2005.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

Securities and Exchange Commission

May 2, 2006

Response: The Company’s intended restatement has caused the Company’s management to modify its initial assessment of the effectiveness of its disclosure controls and procedures as set forth in each of the Company’s Quarterly Reports on Form 10-Q for the periods ended June 30, 2005 and September 30, 2005. The Company intends to reflect this restatement in its Annual Report on Form 10-K for the year ended December 31, 2005 (the “Form 10-K”). The Company also intends to disclose in Item 9A of the Form 10-K that it now considers that its disclosure controls and procedures were ineffective at June 30, September 30 and December 31, 2005. In addition, management of the Company has determined that the Company did not remediate this material weakness as of December 31, 2005 and has assessed that the Company’s internal control over financial reporting was not effective as of December 31, 2005. The Company has taken steps to remedy these weaknesses.

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•	As requested, this response letter has been filed on EDGAR under the form type CORRESP. The Company understands that the SEC may have additional comments after reviewing this letter. In addition, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the Form 8-K;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the SEC from taking any action with respect to the Form 8-K; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Please contact Raymond Land, Chief Financial Officer for the Company at (609) 750-6436 or the undersigned at (617) 348-1715 if you should have any questions regarding the foregoing.

Very truly yours,

/s/ Daniel T. Kajunski
Daniel T. Kajunski

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

Securities and Exchange Commission

May 2, 2006

cc:	Securities and Exchange Commission
Mark K. Brunhofer

Orchid Cellmark Inc
Jenniffer Collins, Corporate Controller
Warren Meltzer, VP Legal Affairs, General Counsel and Corporate Secretary
Nicole Williams, Audit Committee Chair Person

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
John J. Cheney, III, Esq.

KPMG LLP
Michael R. Monteleone